July 17, 2002



Mr. Steve Wright
NoiZe, Inc.
8201 SE 17th Ave.
Portland, OR 97202
Dear Mr. Wright;


         JMW Capital Partners, Inc. ("JMW") is pleased to propose the following engagement under which JMW will provide certain investment banking and financial advisory services to MICROFIELD GRAPHICS, INC. ("the Company" and "you"). The following is our standard engagement that will govern our relationship.

SERVICES

         1. The Company, it's affiliates, and subsidiaries, hereby engage JMW as their exclusive agent during the term of this Agreement for the purpose of providing investment banking and financial advisory services.

         2. JMW hereby accepts the engagement described in paragraph 1, and in that connection, agrees that it will assist the Company by:

                  a. Providing strategic corporate finance advisory services to the Board of Directors and senior management team.

                  b. Recommending capitalization structures, strategies, and sources in accordance with the Company's strategic plan.

                  c. Supporting all mergers and acquisition activity by overseeing due-diligence, negotiations, and post-closing integration as required.

                  d. Managing the preparation of a descriptive memoranda concerning the Company and/or it's target acquisitions for investor / lender presentations.

                  e. Negotiating with prospective lenders and investors to secure properly structured capital to satisfactorily fund business operations under terms and commitments acceptable to the Company.

         3. The Company shall make available to JMW all information concerning the business, assets, operations and financial condition of the Company and its subsidiaries or businesses, which JMW reasonably requests in connection with the performance of its obligations hereunder. JMW may rely upon the accuracy and completeness of all such information without independent verification, except that all projections are understood to be good faith estimates only.









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FEES

         4. As compensation for its services hereunder, the Company shall pay JMW fees divided into two segments as follows:

                  a. An engagement and advisory fee, consisting of an initial retainer of $2,500 paid upon execution of this Agreement, and an additional $2,500 monthly fee payable beginning thirty (30) days after the date of this Agreement and on the same day of each of the five (5) succeeding months. Thereafter, the retainer shall be increased to $5.000 per month under the same terms. We will invoice you for this fee each month and invoices are due and payable upon receipt. If an invoice is not paid within fifteen (15) days of receipt by you, the invoice will continue to be due and payable and will accrue interest at the rate of 1% per month.

                  b. A contingent fee based upon acceptance of a proposed financing contemplated by paragraph 1:

                           (1)      1.5% (one and one-half percent) of any
secured debt facility commitment provided for the Company.

                           (2)      3.5% (three and one-half percent) of any
committed subordinated debt facility commitment provided.

                           (3)      5% (five percent) of new equity provided
(includes any discounts provided by lenders).

                           (4)      5% (five percent) of any assets or stock
sold as part of obtaining a new debt and/or equity partner and/or a merger partner.

                           (5)      5%(five percent) of the purchase price for
any acquisition target.

         The contingent fee is due based on the total committed facility by an institution or individual during the first twelve (12) months of the closing of the transaction. All contingent fees shall be paid in cash at the closing of the transaction. Upon request, you agree to execute an authorization for the lender to pay for contingent fee, and any outstanding balances on our invoices, by direct wire transfer at closing. If any payment obligation under this Agreement is not paid when due, the Company promises to pay all costs of collection, including reasonable attorney fees, whether or not a lawsuit commences as part of the collection process.

                  c. In the event that JMW you (a) change the structure of this Agreement or (b) fund the transaction from any other source, our minimum fee will be $100,000, exclusive of any compensation paid under section 4.a., but including any fees paid under section 4.b.

                  d. Any on-site CFO services provided will be billed at $1,000 per day. All such services would be requested and approved by the Company in advance.






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
                  e. In the event JMW recruits and places a new employee with your Company, our fee will be 20% of target first year compensation as mutually agreed upon.

         5. The Company shall reimburse JMW for its reasonable out-of-pocket Company-related expenses including an administrative charge of up to 15%, incurred during the period of its engagement under this Agreement with respect to the services to be rendered by it hereunder. These expenses shall be paid upon receipt by the Company of an invoice from JMW setting forth in reasonable detail the items requiring reimbursement.

HOLD HARMLESS
-------------

         6. The Company shall execute and deliver Exhibit A, relating to the Company's indemnification obligations, simultaneously with this Agreement.

         7. Except as required by applicable law, any advice provided by JMW pursuant to this Agreement shall not be disclosed publicly or made available to third parties without the prior approval of JMW. The Company agrees that JMW has the right to place advertisements in financial and other newspapers and journals, or to otherwise publicize the engagement contemplated hereby, after the conclusion of the engagement.

         8. JMW agrees to treat the information provided by the Company as confidential. However, disclosures will be made to prospective investors. It is not customary to obtain confidentiality agreements from such potential investors unless they are known to be competitors of the Company. We will not disclose confidential information to known competitors without your advance approval.

CANCELLATION
------------

         9. This Agreement shall remain in effect until terminated pursuant to the provisions hereof. Subject to the provisions of sections 4 and 5 which shall survive any termination of this Agreement, the Company may terminate JMW's engagement hereunder or JMW may terminate its engagement hereunder at any time after three months from the date first written above, without cause, by giving the other party at least thirty (30) days prior written notice of termination; provided, however JMW will be entitled to its engagement and advisory fees incurred through the date of termination and its contingent fees related to any transaction which would be covered by this Agreement, but for the termination of this Agreement, if such transaction is related to a contact initiated prior to the date of termination and if such transaction is consummated within one year of the termination of this Agreement.

ADDITIONAL SERVICES
-------------------

         10. You may wish to engage JMW for additional services. Our fees for such services will be determined at such time as you request such services and are in addition to any fee payable under this Agreement. Should JMW be compelled to testify in any manner in a legal proceeding, you agree to pay our normal hourly charges and expenses for providing such testimony.





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
ARBITRATION
-----------

         11. Any claims or controversies relating to this Agreement shall be heard and resolved by arbitration held in the English language under the auspices and rules of the American Arbitration Association ("AAA"). Venue of all arbitration shall be held in Portland, Oregon. Arbitration shall be before one arbitrator (a) selected by mutual agreement of the parties reached fifteen (15) days after the AAA has sent confirmation of notice of filing of the demand for arbitration, or, (b) if no mutual agreement can be reached within that time, appointed by the AAA. Any such arbitrator shall be an attorney at law who has practiced law for at least ten (10) years in either general commercial litigation or general corporate and commercial matters. The arbitrator shall not be empowered to award punitive damages or damages in excess of actual damages. Any award or arbitration shall be in United States Dollars if monetary in nature, shall be final and legally binding, may be entered into judgment in any court of competent jurisdiction, and may be enforced in any jurisdiction in which the party against whom enforcement is sought maintains assets. Except as required by applicable law, all arbitral proceedings and any evidence submitted therein (and particularly, but without limitation, any trade secrets, intellectual property and other information in which either of the parties has an expectation of privacy) shall be kept confidential. This Agreement and all matters related hereto shall be governed by the internal laws of the State of Oregon without reference to conflicts of laws principles or principles of comity.

CONCLUSION
----------

         12. This offer expires fifteen (15) days from the date first written above.

         13. This Agreement, including any exhibits hereto, contains our entire agreement concerning the matters set forth herein and supersedes any prior understanding or agreements. This Agreement may not be amended or modified except in writing by the parties hereto. This Agreement shall be governed by and construed in accordance with the laws of the State of Oregon.

         14. If the foregoing correctly sets forth the understanding and agreement between JMW and the Company, please so indicate in the space provided for this purpose below, whereupon this letter shall constitute a binding Agreement as of the date first above written.

















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
         15. We believe that we can be of significant value to you in positioning the Company for future growth and success. If you have not done so, we encourage you to call our references.

We look forward to working with you.

Respectfully agreed to:            Agreed to as of the date first written above:

JMW CAPITAL PARTNERS, INC.         MICROFIELD GRAPHICS INC

/s/ BOB JESENIK                    /s/ JACK CONROY
--------------------------------   ---------------------------------------------
By:      Mr.  Bob Jesenik          By:      Mr.  Jack Conroy
Title:   Principal                 Title:   Chairman

Date:                              Date:
     ---------------------------        ----------------------------------------










































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
                         EXHIBIT A TO ENGAGEMENT LETTER

         In consideration of the Agreement of JMW Capital Partners, Inc. ("JMW") to act on behalf of MICROFIELD GRAPHICS, INC., (the "Company"), pursuant to the attached Agreement, dated July 17, 2002, the Company agrees to indemnify and hold harmless JMW, its affiliates, and each of their respective partners, directors, officers, agents, consultants, employees and controlling persons (within the meaning of the Securities Act of 1933) (JMW and each such other person or entity are hereinafter referred to as an "Indemnified Person"), from and against any losses, claims, damages, expenses and liabilities or actions in respect thereof (collectively, "Losses"), as they may be incurred (including all legal fees and other expenses incurred in connection with investigating, preparing, defending, paying, settling or compromising any Losses, whether or not in connection with any pending or threatened litigation in which any Indemnified Person is named a party) to which any of them may become subject and which are related to or arise out of any act, omission, transaction or event contemplated by the Agreement. The Company will not, however, be responsible under the foregoing provisions with respect to any Losses to the extent that a court of competent jurisdiction shall have determined by a final judgment that such Losses resulted primarily from actions taken or omitted to be taken by an Indemnified Person due to his gross negligence, bad faith or willful misconduct.

         If the indemnity referred to in this Exhibit A should be, for any reason whatsoever, unenforceable, unavailable or otherwise insufficient to hold each Indemnified Person harmless, the Company shall pay to or on behalf of each Indemnified Person contributions for Losses so that each Indemnified Person ultimately bears only a portion of such Losses as is appropriate (i) to reflect the relative benefits received by each such Indemnified Person, respectively, on the one hand and the Company on the other hand in connection with the transaction or (ii) if the allocation on that basis is not permitted by applicable law, to reflect not only the relative benefits referred to in clause
(i) above but also the relative fault of each such Indemnified Person, respectively, and the Company as well as any other relevant equitable considerations; provided, however, that in no event shall the aggregate contribution of all Indemnified Persons to all Losses in connection with any transaction exceed the amount of the fee actually received by JMW pursuant to the Agreement. The respective relative benefits received by JMW and the Company in connection with any transaction shall be deemed to be in the same proportion as the aggregate fee paid to JMW in connection with the transaction bears to the total consideration of the transaction. The relative fault of each Indemnified Person and the Company shall be determined by references to, among other things, whether the actions or omissions to act were by such Indemnified Person or the Company and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such action or omission to act.

         The Company also agrees that no Indemnified Person shall have any liability to the Company or its affiliates, directors, officers, employees, agents or shareholders, directly or indirectly, related to or arising out of the Agreement, except Losses incurred by the Company which a court of competent jurisdiction shall have determined by a final judgment to have resulted primarily from actions taken or omitted to be taken by such Indemnified Person due to its gross negligence, bad faith or willful misconduct. In no event, regardless of the legal theory advanced, shall any Indemnified person be liable for any consequential, indirect, incidental or special damages of any nature. The Company agrees that without JMW's prior written consent it shall not settle any pending or threatened claim, action, suit or proceedings related to the Agreement unless the settlement also includes an express unconditional release of all Indemnified Persons from all liability and obligations arising therefrom.

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
         The obligations of the Company referred to above shall be in addition to any rights that any indemnified person may otherwise have and shall be binding upon and inure to the benefit of any successors, assigns, heirs and personal representatives of any Indemnified Person and the Company. It is understood that the obligations of the Company will remain operative regardless of any termination or completion of JMW's services.

JMW CAPITAL PARTNERS, INC.               MICROFIELD GRAPHICS, INC.

By:                                      By:
   -----------------------------------      ------------------------------------
         Mr. Bob Jesenik                          Mr. Jack Conroy















































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